Free Writing Prospectus

Filed Pursuant to Rule 433

Registration No. 333-224828

Supplementing the Preliminary Prospectus Supplement dated June 11, 2018 (to Prospectus dated

May 10, 2018)

AIR LEASE CORPORATION

$500,000,000

3.875% SENIOR NOTES DUE 2023

PRICING TERM SHEET

DATE: JUNE 11, 2018

Issuer:	Air Lease Corporation

Security Description:	3.875% Senior Notes due 2023 (the “Notes”)

Principal Amount:	$500,000,000

Net Proceeds (before expenses):	$492,900,000

Maturity Date:	July 3, 2023

Coupon:	3.875%

Issue Price:	99.180% of face amount

Benchmark Treasury:	2.750% due May 31, 2023

Benchmark Treasury Spot / Yield:	99-23 3⁄4 / 2.806%

Spread to Benchmark Treasury:	+125 basis points

Yield to Maturity:	4.056%

Interest Payment Dates:	January 3 and July 3, commencing January 3, 2019 (long first coupon)

Optional Redemption:

We may redeem the Notes at our option, in whole or in part at any time and from time to time, on not less than 30 nor more than 60 days’ notice.

On any date prior to June 3, 2023, we may redeem the Notes, at our option, in whole or in part at a redemption price equal to 100% of the aggregate principal amount of the Notes plus an Applicable Premium, calculated using the applicable Treasury Rate plus 20 basis points, plus accrued and unpaid interest, if any, to the redemption date. On or after June 3, 2023, we may redeem the Notes, at our option, in whole or in part at a redemption price equal to 100% of the aggregate principal amount of the Notes plus accrued and unpaid interest, if any, to the redemption date.

Change of Control Repurchase Event:	Puttable at 101% of principal plus accrued and unpaid interest, if any, to the date of purchase.

Use of Proceeds:	We currently intend to use the net proceeds of this offering for general corporate purposes, which may include, among other things, the purchase of commercial aircraft and the repayment of existing indebtedness. Affiliates of the underwriters may receive a portion of the net proceeds to the extent we use the net proceeds to repay indebtedness under which certain of the underwriters or their affiliates are lenders. Pending any specific application, we may temporarily invest funds in short-term investments, including marketable securities.

Trade Date:	June 11, 2018

Settlement Date:	T+5; June 18, 2018

CUSIP:	00912XBC7

ISIN:	US00912XBC74

Denominations/Multiples:	$2,000 x $1,000

Joint Book-Running Managers:	Citigroup Global Markets Inc.

Goldman Sachs & Co. LLC

Merrill Lynch, Pierce, Fenner & Smith
Incorporated

RBC Capital Markets, LLC

ABN AMRO Securities (USA) LLC

Arab Banking Corporation B.S.C.

BMO Capital Markets Corp.

BNP Paribas Securities Corp.

Fifth Third Securities, Inc.

ICBC Standard Bank Plc

J.P. Morgan Securities LLC

KeyBanc Capital Markets Inc.

Lloyds Securities Inc.

Loop Capital Markets LLC

Mizuho Securities USA LLC

MUFG Securities Americas Inc.

Regions Securities LLC

SG Americas Securities, LLC

SunTrust Robinson Humphrey, Inc.

TD Securities (USA) LLC

Wells Fargo Securities, LLC

Co-Managers:	Commonwealth Bank of Australia

Morgan Stanley & Co. LLC

Stifel, Nicolaus & Company, Incorporated

The issuer has filed a registration statement including a prospectus and a prospectus supplement with the SEC for the offering to which this communication relates. Before you invest, you should read the prospectus and prospectus supplement in that registration statement and other documents the issuer has filed with the SEC for more complete information about the issuer and this offering. You may obtain these documents for free by visiting EDGAR on the SEC Web site at www.sec.gov. Alternatively, the issuer, any underwriter or any dealer participating in the offering will arrange to send you the prospectus and the prospectus supplement if you request them by contacting: (i) Citigroup Global Markets Inc. c/o Broadridge Financial Solutions, 1155 Long Island Avenue, Edgewood, New York 11717, by calling 1 (800) 831-9146 or by email at prospectus@citi.com; (ii) Goldman Sachs & Co. LLC at 200 West Street, New York, New York 10282, Attn: Prospectus Department, by calling 1 (866) 471-2526, by facsimile at 1 (212) 902-9316 or by e-mail at prospectus-ny@ny.email.gs.com; (iii) Merrill Lynch, Pierce, Fenner & Smith Incorporated, NC1-004-03-43, 200 North College Street, 3rd floor, Charlotte, North Carolina 28255-0001, Attn: Prospectus Department, by calling 1 (800) 294-1322, or by e-mail at dg.prospectus_requests@baml.com; or (iv) RBC Capital Markets, LLC, Brookfield Place, 200 Vesey Street, 8th Floor, New York, New York 10281, by calling 1-866-375-6829.

Any disclaimer or other notice that may appear below is not applicable to this communication and should be disregarded. Such disclaimer or notice was automatically generated as a result of this communication being sent by Bloomberg or another email system.

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